April 25, 2014

Via EDGAR

Michelle Roberts
Senior Attorney
Division of Investment Management
Office of Insurance Products
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549-8629

RE:    Principal Variable Contracts Funds, Inc.
Post-Effective Amendment on Form N-1A No. 89
File Numbers 002-35570, 811-01944

Dear Ms. Roberts,

This letter responds, on behalf of Principal Variable Contracts Funds, Inc. (the “Registrant”), to the comments of the Staff of the Securities and Exchange Commission (“Commission”), which you communicated to me by telephone on April 4, 2014, with respect to post-effective amendment number 89 to the Registrant’s registration statement on Form N-1A (“the Amendment”). The Amendment was filed with the Commission on February 27, 2014, pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”). Changes in response to Staff comments as described below will be made by the Registrant in a post-effective amendment that will be filed with the Commission pursuant to Rule 485(b) under the 1933 Act (Amendment No. 90).

Comment 1. Please remove the horizontal lines from the bar charts.

Response: The Registrant will make the requested change.

Comment 2. In the Additional Information about Investment Strategies and Risks, the following sentence appears: “The Board of Directors may change each Account’s objective or the investment strategies without a shareholder vote if it determines such a change is in the best interests of the Account.” In the prospectus, please note whether shareholders will be given notice of a change in an Account’s objective and, if so, the timing of such notice.

Response: The Registrant respectfully declines to revise the disclosure because it believes its current disclosure is responsive to the requirements of SEC Form N-1A. See SEC Form N-1A General Instruction C.1.(c) (“The prospectus should avoid … simply restating legal or regulatory requirements to which Funds generally are subject ….”).

Comment 3. In light of the SEC Staff’s re-opening of the public comment period (Securities Act Release No. 33-9570) related to the proposed rule amendments in Investment Company Advertising: Target Date Retirement Fund Names and Marketing (Securities Act Release No. 9126 (June 16, 2010)), what changes might the Registrant make? One suggestion would be to include the following language: “A target date fund should not be selected based solely on age or retirement date as there is no guarantee that this Fund will provide adequate income at or through retirement. In addition, a target date fund’s stated asset allocations may be subject to change.”

Response: Given the variety of questions raised by the SEC in its re-opening of the public comment period on the proposed rule amendments related to target date funds, it is difficult at this point for the Registrant to predict with certainty what changes it would make to its disclosure. With respect to the suggested disclosure, the Registrant respectfully notes that its current disclosure addresses most of the issues covered by the suggested disclosure. For example, the Principal Investment Strategies for each of the Principal LifeTime Accounts states: “Principal, with assistance from PGI, may shift asset class targets in response to normal evaluative processes, the shortening time horizon of the Account or changes in market forces or Account circumstances. … There are no minimum or maximum percentages of assets that the Account must invest in a specific asset class or underlying fund.” Also, the Principal Risks include the following: “Target Date Fund Risk. There is no guarantee that this fund will provide adequate income at or through retirement.” However, the Registrant will revise its Principal Risk by including language the Staff suggested (“Target Date Fund Risk. A target date fund should not be selected based solely on age or retirement date because there is no guarantee that this fund will provide adequate income at or through retirement.”).

We understand that the Registrant is responsible for the accuracy and adequacy of the disclosure in the filing and that Staff comments or our changes to the disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing. In addition, the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 515-235-9154 or Britney Schnathorst at 515-235-1209 if you have any questions.
Sincerely,
/s/ Jennifer A. Mills
Jennifer A. Mills
Assistant Counsel, Registrant

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